Section

NOV 2 1 2011

[redacted] Washington, DC
101

11023478

COMMISSION
549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51980

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 09/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TROIKA DIALOG USA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Carnegie Hall Tower, 152 West 57th Street, 44th Floor
(No. and Street)

New York (City) | NY (State) | 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rochelle Bertan | (212) 300-9600 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) | Lake Success (City) | NY (State) | 11042-1066 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ch 11/28/11

OATH OR AFFIRMATION

I Rochelle Bertan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Troika Dialog USA, Inc., as of September 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WILLIAM P. HODGE
Notary Public, State of New York
No. 01HO618091?
Qualified in Queens County
Commission Expires: 1/22/2012

Signature

Chief Operating Officer

Title

Notary Public

11-17-2011

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Troika Dialog USA, Inc.
Contents
September 30, 2011

MAZARS

WeiserMazars

Independent Auditors' Report

To the Board of Directors
Troika Dialog USA, Inc.

We have audited the accompanying statement of financial condition of Troika Dialog USA, Inc. (the "Company") as of September 30, 2011, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Troika Dialog USA, Inc. at September 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WeiserMazars LLP

Lake Success, N.Y.
November 16, 2011

Troika Dialog USA, Inc.
Statement of Financial Condition
September 30, 2011

Assets	
Cash and cash equivalents	$ 328,779
Restricted cash	1,025,604
Receivable from broker-dealer and clearing organization	14,846,528
Property and equipment, net	2,537,241
Due from affiliate	407,839
Deferred tax asset	765,866
Prepaid and refundable income taxes	784,000
Prepaid expenses	184,267
Other assets	15,158
Total assets	$ 20,895,282
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses and other liabilities	$ 1,310,823
Due to affiliates	233,971
Deferred rent payable	510,121
Total liabilities	2,054,915
Commitments and contingencies	
Stockholder's equity	
Common stock, $1 par value; 3,000 shares authorized, 1 share issued and outstanding	1
Additional paid-in capital	19,353,862
Accumulated deficit	(513,496)
Total stockholder's equity	18,840,367
Total liabilities and stockholder's equity	$ 20,895,282

The accompanying notes are an integral part of these financial statements.

Troika Dialog USA, Inc.
Statement of Operations
Year Ended September 30, 2011

Revenues	
Commissions	$ 10,559,581
Research and advisory fees	399,242
Interest	56,676
Total revenues	11,015,499
Expenses	
Employee compensation and benefits	4,723,591
Clearance and re-registration fees	534,256
Trading execution costs	2,539,130
Communications and data processing	603,556
Occupancy and equipment	2,019,580
Regulatory fees and assessments	77,983
Promotional	310,624
Interest	300,718
Professional fees	763,020
Recruiting fees	101,707
Support services	813,544
Other	278,006
Total expenses	13,065,715
Loss before income taxes	(2,050,216)
Income tax benefit	
Current	(495,283)
Deferred	(466,909)
	(962,192)
Net loss	$ (1,088,024)

The accompanying notes are an integral part of these financial statements.

Troika Dialog USA, Inc.
Statement of Cash Flows
Year Ended September 30, 2011

Cash flows from operating activities	
Net loss	$ (1,088,024)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	614,581
Amortization of deferred expense	(34,781)
Deferred taxes	(466,909)
Increase (decrease) in cash attributable to changes in operating assets and liabilities	
Receivable from broker-dealer and clearing organization	(5,033,213)
Research and advisory fee receivable	-
Due from affiliate	(407,839)
Prepaid and refundable income taxes	(775,000)
Prepaid expenses	(80,810)
Other assets	384,196
Accrued expenses and other liabilities	615,135
Due to affiliates	21,088
Net cash used in operating activities	(6,251,576)
Cash flows from investing activities	
Purchase of property and equipment	(41,562)
Net cash used in investing activities	(41,562)
Cash flows from financing activities	
Restricted cash	(3,274)
Net cash used in financing activities	(3,274)
Net decrease in cash and cash equivalents	(6,296,412)
Cash and cash equivalents	
Beginning	6,625,191
Ending	$ 328,779
Supplemental disclosures of cash flow information	
Cash paid during the year for	
Interest	$ 300,718
Income taxes	$ 279,717

The accompanying notes are an integral part of these financial statements.

Troika Dialog USA, Inc.
Statement of Changes in Stockholder's Equity
Year Ended September 30, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Stockholder's Equity
Stockholder's equity - beginning	$ 1	$ 19,353,862	$ 574,528	$ 19,928,391
Net loss			(1,088,024)	(1,088,024)
Stockholder's equity - ending	$ 1	$ 19,353,862	$ (513,496)	$ 18,840,367

The accompanying notes are an integral part of these financial statements.

1. Organization

Troika Dialog USA, Inc. (the "Company") was organized on January 17, 1997, under the laws of the State of Delaware. The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is a wholly-owned subsidiary of Troika Dialog Group Limited, a foreign corporation.

The Company transacts its business with U.S. and foreign broker-dealers and customers, including affiliated broker-dealers. The Company engages in U.S. and foreign securities business with issuers from Russia and other countries of the former Soviet Union.

2. Summary of Significant Accounting Policies

Cash Equivalents
The Company considers all money market accounts and all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Revenue Recognition
Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Income Taxes
The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The Company records a valuation allowance against a deferred tax asset when it is more likely than not that the deferred tax asset will not be realized.

The Company has adopted the authoritative guidance under ASC No. 740, "Income Taxes" relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of September 30, 2011, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to examination by federal, state and local taxing authorities for years prior to September 30, 2008.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight line method over the estimated useful lives of the assets, which are primarily five years. Amortization of leasehold improvements is computed over the shorter of either the lease terms or the estimated useful lives of the improvements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Receivable from Broker-Dealer and Clearing Organization

Receivable from broker-dealer and clearing organization results from the Company's securities transactions.

4. Property and Equipment, Net

Property and equipment consists of the following:

Furniture	$ 424,306
Equipment	1,467,893
Leasehold improvements	2,636,077
	4,528,276
Accumulated depreciation and amortization	(1,991,035)
	$2,537,241

Depreciation and amortization expense for the year ended September 30, 2011, was $614,581.

5. Due from Affiliate/to Affiliates

The Company has entered into brokerage service agreements with its affiliates, whereby the Company will introduce to those affiliates potential counterparties as well as negotiate, if appropriate, potential trades for the purchase or sale of securities between the affiliates and such counterparties. The Company receives a commission for providing this service. For the year ended September 30, 2011, $890,223 of commission revenue is associated with this arrangement.

In addition, the Company has agreed to share in certain operational expenses of the affiliates incidental to, or arising out of, the brokerage service agreements and the execution of the trades. Such expenses include execution, compliance, legal, risk management, human resources, marketing, administrative, and technical support. For the year ended September 30, 2011, these costs amounted to $3,352,673.

At September 30, 2011, amounts receivable/payable under these agreements are recorded as due from affiliate/to affiliates in the statement of financial condition.

6. Leases

The Company is obligated under a non-cancelable operating lease for its office premises, which expires on July 31, 2018. The lease commitment is collateralized by a $1,000,000 letter of credit in favor of the landlord, which is secured by a savings account and is recorded as restricted cash in the statement of financial condition.

Rent expense was $1,277,012 for the year ended September 30, 2011.

Future annual minimum rent payments are as follows:

Year Ended September 30,	Amount
2012	$ 1,278,200
2013	1,313,475
2014	1,328,000
2015	1,328,000
2016	1,328,000
Thereafter	2,379,333
	$ 8,955,008

7. Deferred Rent Payable

The Company recognizes rent expense ratably over the lease term for financial statement reporting purposes. Deferred rent payable relating to the straight-lining of rent expense amounted to $510,121 at September 30, 2011. Amortization expense related to the straight-lining of rent amounted to $34,781.

8. 401(k) Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees and provides for participants to defer salary amounts up to statutory limitations. The Company is not required to make matching contributions. No contribution was made for the year ended September 30, 2011.

9. Income Taxes

The federal, state and local income tax (benefit) provision is summarized as follows:

	Current	Deferred	Total
Federal	$ (555,000)	$ (130,828)	$ (685,828)
State and local	59,717	(336,081)	(276,364)
	$ (495,283)	$ (466,909)	$ (962,192)

For income tax reporting purposes, the Company recognizes rent expense in different periods than it does for financial statement reporting purposes and utilizes different depreciation methods for income tax reporting purposes than it does for financial statement reporting purposes. Additionally, for income tax reporting purposes, accrued compensation will not be paid within the prescribed statutory timeframe, and as a result, will be deductible in a subsequent period. A deferred tax asset has been established to account for these temporary differences.

The Company has available, to offset future state and local taxable income, net operating loss carryforwards amounting to approximately $1.5 million, which expire on September 30, 2031. A deferred tax asset has been established, as a result of the future benefit expected to arise from these state and local net operating loss carryforwards.

At September 30, 2011, the Company's deferred tax asset was $765,866. The Company has not recorded a valuation allowance related to this deferred tax asset and thus, there has been no change in the valuation allowance at September 30, 2011.

At September 30, 2011, the Company has, for federal tax purposes, a net operating loss amounting to approximately $1.6 million, which will be carried back to recover federal taxes paid in prior years. Included in prepaid and refundable income taxes on the statement of financial condition is $540,000 related to this carryback claim.

10. Clearance Agreement

The Company has entered into an agreement with another broker (clearing broker) to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed, or loaned and the receipt and distribution of interest and principal payments. The Company is required to maintain balances of not less than $100,000 with the clearing broker. The deposit is recorded under receivable from broker-dealer and clearing organization.

11. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At September 30, 2011, the Company had net capital, as defined, of $13,120,389, which exceeded the minimum net capital required of $136,994 by $12,983,395. Aggregate indebtedness at September 30, 2011, totaled $2,054,915. The ratio of aggregate indebtedness to net capital was .16 to 1.

12. Off-Balance-Sheet/Credit Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The Company seeks to control off-balance-sheet credit risk by monitoring the market value of securities held or given as collateral in compliance with regulatory and internal guidelines. Pursuant to such guidelines, the Company requires additional collateral or reduction of positions, when necessary. The Company also completes credit evaluations of customers, particularly institutions, where there is thought to be credit risk.

The Company, as a part of its normal trading activities, may assume short positions in its inventories. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet credit risk in the event the clearing broker is unable to fulfill its contractual obligations.

The Company maintains cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration.

13. Concentration

A substantial amount of the Company's commission income is derived from activity with foreign affiliated entities pursuant to a brokerage service agreement for which trades are concentrated in the Russian capital markets.

14. Employment Contracts

From time to time, the Company enters into employment agreements with employees. The agreements may provide for guaranteed bonuses and payments unless employment is terminated voluntarily or by the Company due to gross misconduct of employment duties. As of September 30, 2011, the remaining balance to be paid for guaranteed bonuses under these agreements is $750,000. This amount has been included in accrued expenses and other liabilities on the statement of financial condition.

15. Settlement

The Company was a co-defendant in two actions filed by two different clients of an affiliate alleging fraud, negligent misrepresentation, and aiding and abetting fraud against certain other defendants, arising out of several different investments made by the plaintiff, alleging it entered into the transactions as a result of various misrepresentations made to it by the defendants. On September 23, 2011, the Company reached a settlement agreement with both plaintiffs which released the Company and its co-defendants from all actions and claims related to the above matter. The settlement agreement has resulted in the dismissal of the action with no admission of liability by the Company or its co-defendants and without costs, fees, or disbursements to either party.

16. Insurance Claim for Defense Costs

The Company's group insurance policy provides coverage, subject to certain deductibles and limits, for the above referenced action (Note 15). The coverage included reimbursement for reasonable and necessary legal costs in connection with the Company's defense.

After advancing approximately $1 million to cover the Company's legal costs, the Company's group insurer denied coverage related to the above matter. This denial of coverage was disputed by the Company and on September 29, 2011, the Company, along with the insurer, entered into an agreement and release whereby the insurer agreed to pay a total of $2.2 million inclusive of the advanced amount to compromise, settle, and resolve the coverage dispute related to this matter.

During the year ended September 30, 2011, the Company incurred legal costs in excess of the agreed upon coverage. Legal costs in excess of the agreed upon coverage were paid 100% by the Company, with an 80% reimbursement of such costs received from the Company's affiliates. For the year ended September 30, 2011, the Company paid approximately $3.7 million and has received reimbursement from its affiliates of approximately $2.9 million. In addition, the Company received approximately $240,000 as its share of covered costs from the insurer, related to the above settlement.

17. Commission Sharing

The Company has a commission sharing arrangement with another broker-dealer, whereby a percentage of commission income attributable to this arrangement is payable to that broker-dealer on relevant securities transactions.

18. Soft Dollar Agreement

The Company has a soft dollar agreement with a customer whereby, the Company makes available to that customer, brokerage and research products and services that qualify under Section 28(e) of the Securities and Exchange Act of 1934. The Company is solely responsible for payment of fees to the respective outside vender for the qualifying research services provided to that customer.

19. Subsequent Events

The Company performed its search for subsequent events through November 16, 2011, the date on which the financial statements were available for issuance.

Troika Dialog USA, Inc.

Schedule I

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
September 30, 2011

Computation of net capital				
Total stockholder's equity			$	18,840,367
Deductions and/or charges				
Nonallowable assets				
Restricted cash	$	1,025,604		
Property and equipment, net		2,537,241		
Due from affiliate		407,839		
Deferred tax asset		765,866		
Prepaid and refundable income taxes		784,000		
Prepaid expenses		184,267		
Other assets		15,158		5,719,975
Net capital before haircuts				13,120,392
Haircuts on securities				
Foreign currency				3
Net capital, as defined			$	13,120,389
Computation of basic net capital requirement				
Minimum net capital required			$	136,994
Excess net capital			$	12,983,395
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum net capital			$	12,914,898
Computation of aggregate indebtedness				
Items included in statement of financial condition				
Accrued expenses and other liabilities			$	1,310,823
Due to affiliates				233,971
Deferred rent payable				510,121
Total aggregate indebtedness			$	2,054,915

Ratio of aggregate indebtedness to net capital is:

$$\frac{\text{Total Aggregate Indebtedness}}{\text{Net Capital}} = \frac{\$\ 2{,}054{,}915}{\$13{,}120{,}389} = .16$$

The ratio of aggregate indebtedness to net capital is .16 to 1 compared to the maximum allowable ratio of 15 to 1.

Troika Dialog USA, Inc. — Schedule II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Year Ended September 30, 2011

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

A. Reconciliation of Computation of Net Capital

1. Net capital, per FOCUS Report, Part II A	$ 13,120,389
Net capital, as defined, per Schedule I	$ 13,120,389
2. Aggregate indebtedness, per FOCUS Report, Part II A	$ 2,054,915
Aggregate indebtedness, as computed, per Schedule I	$ 2,054,915

There is no material difference between the Company's net capital per FOCUS Report and net capital as computed.

MAZARS

WeiserMazars

Independent Auditors' Report on Internal Accounting Control

To the Board of Directors
Troika Dialog USA, Inc.

In planning and performing our audit of the financial statements of Troika Dialog USA, Inc. (the "Company"), as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weiser Mazars LLP

Lake Success, N.Y.
November 16, 2011

Troika Dialog USA, Inc.

SIPC General Assessment
Year Ended September 30, 2011

MAZARS

WeiserMazars

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Board of Directors
Troika Dialog USA, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2011, which were agreed to by Troika Dialog USA, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries listed in the disbursement journals, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2011, as applicable, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7)for the year ended September 30, 2011, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an audit, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WeiserMazars LLP

Lake Success, N.Y.
November 16, 2011

Troika Dialog USA, Inc.
Schedule of Assessment and Payments
Year Ended September 30, 2011

Revenue		
Commissions	$	10,559,581
Research and advisory fees		399,242
Interest		56,676
Total revenue (FOCUS Line 12/Part IIA Line 9)		11,015,499
Deductions		
Commissions, floor brokerage and clearance paid to other SIPC members		444,898
Interest expense, but not in excess of total interest income		56,676
Total deductions		501,574
SIPC net operating revenues	$	10,513,925
SIPC general assessment at .0025	$	26,285
Less: Payments		
April 14, 2011		15,708
Assessment balance due	$	10,577

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